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                                              Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 333-65218


SUPPLEMENT

(TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 6, 2001 TO PROSPECTUS DATED JULY 23,
2001)

                                 $1,248,000,000

                             (DELTA AIR LINES LOGO)

                    PASS THROUGH CERTIFICATES, SERIES 2001-1
                               ------------------
     This is a supplement to the prospectus supplement dated September 6, 2001 to the prospectus dated July 23, 2001 relating to Delta Air Lines, Inc.'s Pass Through Certificates, Series 2001-1.

     With respect to each Class of Certificates offered pursuant to the prospectus supplement and for the related series of equipment notes, the interest rate for such Class and such series will be subject to a one-time increase of 0.50% per annum upon the first to occur of the following events:

     - a downgrade of the long-term unsecured debt rating of Delta issued by Moody's or a downgrade of the long-term corporate credit rating of Delta issued by Standard & Poor's;

     - a public announcement by Standard & Poor's that it has placed on CreditWatch, with negative implications, the long-term corporate credit rating of Delta or a public announcement by Moody's that it has placed on review for downgrade its long-term unsecured debt rating of Delta; or

     - a downgrade of the rating of such Class of Certificates by Moody's or Standard & Poor's.

     As a result of the announcement made by Standard & Poor's on September 13, 2001 described below, the interest rate on each Class of Certificates offered pursuant to the prospectus supplement will be increased by 0.50% per annum as of the date of the initial issuance.

     Notwithstanding the amount listed in the table under "Description of the Liquidity Facilities -- Drawings", the amount available under each Liquidity Facility will be sufficient to pay interest on the Pool Balance of the related Certificates on up to three consecutive semiannual Regular Distribution Dates at the increased interest rate for each Class of Certificates.

     The amount of the commission payable by Delta to the underwriters shall be $8,112,000. The amount under the column "Principal Amount of Class C Certificates" corresponding to the Total in the table listed under "Underwriting" shall be $169,782,000.

                              RECENT DEVELOPMENTS

     On September 11, 2001, the United States was attacked by terrorists using hijacked jets of certain other airlines. The effects of these tragic events could include, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism; an increase in the price of jet fuel because of concerns regarding the possibility of hostilities in the Middle East; and increased costs and reduced operations by airlines due to new security directives adopted by the Federal Aviation Administration. These effects, depending on their scope and duration -- which we cannot predict at this time -- could have a material adverse impact on Delta's financial condition or results of operation.

     On September 13, 2001, as a result of the terrorist attack and its potential implications described above, Standard & Poor's announced it was placing its long-term corporate credit ratings of all U.S. airlines and their related entities on CreditWatch with negative implications. As a result, the ratings on the Offered Certificates have been similarly placed on CreditWatch with negative implications. There can be no assurance that the ratings of the Offered Certificates or Delta's long-term debt will not be lowered or withdrawn by a Rating Agency. See "Risk Factors -- Ratings of the Certificates."
                               JOINT BOOKRUNNERS

SALOMON SMITH BARNEY                                                    JPMORGAN

                                  CO-MANAGERS

COMMERZBANK SECURITIES    MIZUHO INTERNATIONAL PLC    SUNTRUST ROBINSON HUMPHREY
TOKYO-MITSUBISHI INTERNATIONAL PLC CREDIT LYONNAIS SECURITIES KBC FINANCIAL PRODUCTS

September 14, 2001.
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                                  (DELTA LOGO)